A/B 8/18

Rec'd 8/1/06

BB 8/17

SECURITI[illegible]SSION

06009481

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pri Muni LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Foxhurst Drive
(No. and Street)

Pittsburgh, PA 15238
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman Yanak + Ford LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
AUG 3 1 2006
THOMSON FINANCIAL

[illegible] AND EXCHANGE COMMISSION
RECEIVED
AUG 1 2006
BRANCH OF REGISTRATIONS AND [illegible]IONS

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/1/06

Grossman Yanak & Ford LLP *Certified Public Accountants*

INDEPENDENT AUDITORS' REPORT

To the Members of
PriMuni LLC

We have audited the accompanying statements of financial condition of PriMuni LLC (a Pennsylvania limited liability company) as of December 31, 2005 and 2004 and the related statements of operations and comprehensive income (loss), members' equity and cash flows for the years then ended. These financial statements are the responsibility of PriMuni LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriMuni LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Grossman Yanak + Ford LLP

February 24, 2006

Three Gateway Center
Suite 1800
Pittsburgh, PA 15222
(412) 338-9300
FAX: (412) 338-9305
E Mail:
CPAs@gyf.com.

PriMuni LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	NOTES	2005	2004
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1	$ 99,534	$ 16,002
Investments	1,2,4	100,551	-
Prepaid expenses		8,048	15,113
Total current assets		208,133	31,115
PROPERTY & EQUIPMENT, NET	1,3	81,075	135,022
TOTAL		$ 289,208	$ 166,137
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable			$ 167
Demand note payable to member	4	$ 82,607	-
Accrued expenses		11,549	-
Total current liabilities		94,156	167
MEMBERS' EQUITY	5	195,052	165,970
TOTAL		$ 289,208	$ 166,137

See notes to financial statements.

PriMuni LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	NOTES	2005	2004
REVENUES:	1,7		
Sale of software license		$ 250,000	
Services and broker fees		49,907	$ 22,000
Total		299,907	22,000
COST OF REVENUES		68,443	16,860
GROSS PROFIT		231,464	5,140
GENERAL AND ADMINISTRATIVE EXPENSES	3,6	204,192	132,279
INCOME (LOSS) FROM OPERATIONS		27,272	(127,139)
OTHER INCOME (EXPENSE):			
Interest income		2,428	72
Interest expense	4	(2,831)	-
Gain on disposition of fixed assets		-	425
Other income		400	-
Total		(3)	497
NET INCOME (LOSS)		27,269	(126,642)
OTHER COMPREHENSIVE INCOME:			
Unrealized holding gains during the period	2	1,813	-
COMPREHENSIVE INCOME (LOSS)		$ 29,082	$ (126,642)

See notes to financial statements.

PriMuni LLC

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common	Preferred	Accumulated Deficit	Unrealized Gains	Total
Members' equity at January 1, 2004	$ 496,045	$2,351,881	$ (2,605,314)	$ -	$ 242,612
Capital contributions	50,000	-	-	-	50,000
Net loss	-	-	(126,642)	-	(126,642)
Members' equity at December 31, 2004	546,045	2,351,881	(2,731,956)	-	165,970
Unrealized gain	-	-	-	1,813	1,813
Net income	-	-	27,269	-	27,269
Members' equity at December 31, 2005	$ 546,045	$2,351,881	$ (2,704,687)	$ 1,813	$ 195,052

See notes to financial statements.

PriMuni LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 27,269	$ (126,642)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	53,947	77,796
Gain on disposition of fixed assets	-	(425)
Decrease in prepaid expenses	7,065	169
Increase (decrease) in:		
Accounts payable	(167)	(2,163)
Accrued expenses	11,549	(2,100)
Net provided by (cash used) in operating activities	99,663	(53,365)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of investments	(75,412)	-
Proceeds from sale investments	59,281	-
Proceeds from sale of fixed assets	-	425
Net cash provided by (used in) investing activities	(16,131)	425
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable to member	25,000	-
Repayment of note payable to member	(25,000)	-
Capital contributions	-	50,000
Net cash provided by financing activities	-	50,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	83,532	(2,940)
CASH AND CASH EQUIVALENTS, BEGINNING	16,002	18,942
CASH AND CASH EQUIVALENTS, ENDING	$ 99,534	$ 16,002

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2005	2004
Cash paid for interest	$ 179	$ -

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2005, the Company borrowed $82,607 from a member in the form of investments. (See Notes 2 and 4)

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity - PriMuni LLC (the "Company") was formed on June 25, 2001 as a Pennsylvania limited liability company taxable as a partnership. The Company was formed to provide broker/dealers and issuers with an improved process for municipal bond distribution in the primary market.

In anticipation of providing services to broker/dealers and issuers, the Company registered as a member of the National Association of Securities Dealers, Inc. ("NASD") during 2002. The Company, however, will not hold customer funds or safekeep customer securities and, thus, is exempt from certain recordkeeping and reporting requirements common to broker/dealers.

The Company has developed a process and technology that underwriters will use to improve direct retail distribution for issuers in the primary market. The Company has filed a patent application to protect this intellectual property.

Prior to 2005, the Company was considered to be a development stage enterprise. During 2005, the Company sold licensing rights totaling $250,000 and recorded fees related to four bond issuances and, accordingly, is no longer considered a development stage enterprise.

The members generally share in the net income or loss and distributions in proportion to their respective participation percentages not to exceed the amount of losses that can be so allocated without causing any member to have an adjusted capital account deficit at the end of any taxable year. Distributions are made at the sole discretion of the Members' Board, subject to distribution restrictions by the Company's operating agreement.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Comprehensive Income - Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income consists of net income plus changes in other equity accounts.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents at financial institutions which may at times exceed federally insured amounts and which may at times exceed balance sheet amounts due to outstanding checks.

Investments - Investments are recorded at fair values as described in Note 2.

Property and Equipment - Property and equipment are stated at cost. Certain costs to develop internal use software are capitalized in accordance with Statement of Position ("SOP") 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. Depreciation is provided using the straight-line method based on the estimated useful lives of the related assets ranging from two to seven years.

Software Development Costs - The Company capitalizes internally generated software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*. SFAS No. 86 requires capitalization of certain software development costs after technological feasibility has been established. There were no software development costs qualifying for capitalization during the years ended December 31, 2005 and 2004.

The Company amortizes the capitalized software development costs over its estimated useful life. At December 31, 2005 and 2004, accumulated amortization on capitalized software costs was $202,457 and $151,586, respectively. Amortization expense was $50,871 and $63,660 for the years ended December 31, 2005 and 2004, respectively.

Impairment of Long-Lived Assets - Management periodically evaluates the valuation and depreciation, as applicable, of the Company's various long-lived assets. Management's evaluation considers both current and future levels of undiscounted cash flows generated by the related assets to determine when impairment may have occurred. Any write-downs due to impairment are charged to operations at the time the impairment is identified.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. Consequently, the Company is not subject to income taxes; the members are taxed on their share of Company earnings.

2. INVESTMENTS

Investments in marketable securities at December 31, 2005 are recorded at their aggregate fair market value as follows:

	Cost	Unrealized Holding Gain	Fair Market Value
Municipal bonds	$ 82,607	$ 1,813	$ 84,420
Cash	16,131	-	16,131
Total	$ 98,738	$ 1,813	$ 100,551

All of the above investments are considered to be available-for-sale. The Company had no investments at December 31, 2004. Cost was determined using the specific identification methods. These investments were loaned to the Company by a member (see Note 4), so that the Company could maintain a minimum required balance in a clearing house account to be able to provide services related to bond issuances.

3. PROPERTY AND EQUIPMENT

At December 31, 2005 and 2004, property and equipment consisted of the following:

	2005	2004
Computer equipment	$ 60,035	$ 60,035
Software	274,796	274,796
Office furniture and equipment	15,609	15,609
Total	350,440	350,440
Less accumulated depreciation	269,365	215,418
Fixed assets, net	$ 81,075	$ 135,022

Depreciation expense for the years ended December 31, 2005 and 2004 was $53,947 and $77,796, respectively.

4. DEMAND NOTE PAYABLE TO MEMBER

During 2005, a member loaned the Company $107,607, consisting of $82,607 of municipal bonds and $25,000 of cash, so that the Company could maintain a minimum balance of $100,000 in a clearinghouse account, which was needed to provide services to its customers. The demand note accrues interest at the lowest quarterly applicable federal rate allowed by the Internal Revenue Code. During 2005, the quarterly applicable federal rate issued by Internal Revenue Code ranged from 2.78% to 3.89%. The cash portion of $25,000 was repaid during 2005. The outstanding balance on the demand loan was $82,607 at December

31, 2005. During 2005, the Company incurred interest expense of $2,831 on the demand note with $2,652 owed to the member at December 31, 2005, which is recorded in accrued expenses on the statement of financial condition. The demand note is secured by investments.

5. MEMBERS' EQUITY

At December 31, 2005 and 2004, 206,240 common units were issued and outstanding.

At December 31, 2005 and 2004, 141,339 Series A Preferred Units were issued and outstanding. These units are entitled to dividends or other distributions equal to any amounts distributed to holders of the common units. In addition, in the event of liquidation or dissolution of the Company, the holders of the Series A Preferred Units have preference to any assets or surplus funds of the Company over the holders of the common units. The Series A Preferred Units have conversion privileges that provide for conversion to common units in accordance with the terms of the operating agreement.

Both the common units and the Series A Preferred Units have voting privileges equal to one vote per unit. However, no changes to the rights, preferences or privileges of the Series A Preferred Units can be made without written consent of two thirds of the outstanding Series A Preferred Units.

6. RELATED PARTIES

During the year ended December 31, 2005 and 2004 the Company paid a member $31,750 and $28,500 for consulting services, respectively. In addition, a relative of one member received a salary of $25,500 and a relative of another member received $5,790 for services performed.

7. CONCENTRATION OF REVENUE

During 2004 the Company entered into a short term agreement to provide consulting services. All of the revenue earned in 2004 related to that contract which expired in January 2005.

During 2005, all of the licensing fees were received from one customer.